SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                               Crawford & Company
                                 (Name of Issuer)

                 Class B Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    224633107
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,095,567 shares, which constitutes approximately 4.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 24,823,371 shares outstanding.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 6,860 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 6,860 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,860

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: PN
----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

1.   Name of Reporting Person:

     FW Trinity Limited Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 87,749 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 87,749 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     87,749

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.4%

14.  Type of Reporting Person: PN
----------
(1)  Power is exercised through its sole general partner, TF-FW Investors, Inc.

1.   Name of Reporting Person:

     National Bancorp of Alaska, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: 23,652 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 23,652 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     23,652

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: CO
----------
(1)  Power is exercised through its President, Richard Strutz.

1.   Name of Reporting Person:

     Wesley Guylay Capital Management, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00--Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 488,823 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 488,823 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     488,823

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.0%

14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, Wesley Richard Guylay.

1.   Name of Reporting Person:

     Wesley Guylay Capital Management III, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00--Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 488,483 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 488,483 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     488,483

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.0%

14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, Wesley Richard Guylay.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 12, 1996, as amended by Amendment No. 1 dated December 19, 1997, as amended by Amendment No. 2 dated October 8, 1999 (the "Schedule 13D"), relating to the Class B Common Stock, par value $1.00 per share (the "Stock"), of Crawford & Company (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of TF Investors, L.P. ("TF Investors"), FW Trinity Limited Investors, L.P. ("FW Trinity"), National Bancorp of Alaska, Inc. ("Alaska"), Wesley Guylay Capital Management, L.P. ("WGCM") and Wesley Guylay Capital Management III, L.P. ("WGCM III") (the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Trinity Capital Management, Inc. ("TCM"), William P. Hallman, Jr. ("WPH"), TF-FW Investors, Inc. ("TF-FW"), Peter Sterling ("PS"), Richard Strutz ("RS") and Wesley Guylay ("WG"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     (b)-(c)

     TF Investors

     TF Investors is a Delaware limited partnership, the principal business of which is investment in securities. The principal business address of TF Investors, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TCM, the sole general partner of TF Investors, is set forth below.

     TCM

     TCM is a Delaware corporation, the principal business of which is serving as the sole general partner of TF Investors. The principal business address of TCM, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TCM are as follows:

                      RESIDENCE OR           PRINCIPAL OCCUPATION
     NAME            BUSINESS ADDRESS           OR EMPLOYMENT

William P. Hallman,  201 Main Street         Director and Share-
Jr.                  Suite 2500               holder of Kelly,
                     Fort Worth, Texas        Hart and Hallman,
                     76102                    P.C. ("KHH")

W. R. Cotham         201 Main Street         Vice President/
                     Suite 2600               Controller of
                     Fort Worth, Texas        Bass Enterprises
                     76102                    Production Co.
                                              ("BEPCO")

      KHH is a law firm whose business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     WPH

See answers above.

     FW Trinity

     FW Trinity is a Texas limited partnership, the principal business of which is investment in securities. The principal business address of FW Trinity, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TF-FW, the sole general partner of FW Trinity, is set forth below.

     TF-FW

     TF-FW is a Texas corporation, the principal business of which is serving as the sole general partner of FW Trinity. The principal business address of TF-FW, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TF-FW are as follows:

                       RESIDENCE OR          PRINCIPAL OCCUPATION
     NAME            BUSINESS ADDRESS           OR EMPLOYMENT

William P. Hallman,  See answers above.      See answers above.
 Jr.

W. R. Cotham         See answers above.      See answers above.

     PS

     PS's principal occupation or employment is serving as the Chief Financial Officer of Sid R. Bass, Inc. ("SRB, Inc.") and Lee M. Bass, Inc. ("LMB, Inc.") PS's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     Alaska

      Alaska is a Delaware corporation, the principal business of which is general banking. The principal business address of Alaska, which also serves as its principal office, is 301 West Northern Lights Boulevard, Anchorage, Alaska 99503.

     Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Alaska are as follows:

                       RESIDENCE OR          PRINCIPAL OCCUPATION
     NAME            BUSINESS ADDRESS           OR EMPLOYMENT

Donald B. Abel, Jr.  301 West Northern       President of Don Abel
(Director)            Lights Boulevard        Building Supplies, Inc.
                     Anchorage, Alaska        (retail building supplies)
                     99503

Gary M. Baugh        301 West Northern       President of Baugh Construc-
(Director)            Lights Boulevard        tion and Engineering Company
                     Anchorage, Alaska        (construction)
                     99503

Carl F. Brady, Jr.   301 West Northern       Chairman and CEO, Brady & Co.
(Director)            Lights Boulevard        (insurance brokerage)
                     Anchorage, Alaska
                     99503

Alec W. Brindle      301 West Northern       President of Wards Cove
(Director)            Lights Boulevard        Packing Company, Inc.
                     Anchorage, Alaska        (salmon cannery)
                     99503

James O. Campbell    301 West Northern       Campbell & Campbell since
(Director)            Lights Boulevard        1997 (apartment rentals);
                     Anchorage, Alaska        from 1994 to 1997 Commissioner
                     99503                    of Arctic Research Commission
                                              (national research needs and
                                              objectives in the Arctic)

Jeffry J. Cook       301 West Northern        V.P., External Affairs &
(Director)            Lights Boulevard         Administration, Williams
                     Anchorage, Alaska         Alaska Petroleum, Inc.
                     99503

Patrick S. Cowan     301 West Northern       Owner, Birch Ridge Golf
(Director)            Lights Boulevard        Course (golf)
                     Anchorage, Alaska
                     99503

Gary Dalton          301 West Northern       Executive Vice President/
                      Lights Boulevard        Controller of Alaska
                     Anchorage, Alaska
                     99503

Sharon D. Gagnon     301 West Northern       Civic Leader
(Director)            Lights Boulevard
                     Anchorage, Alaska
                     99503

Roy Huhndorf         301 West Northern       Management Consultant since
(Director)            Lights Boulevard        1998; Chairman of the Board of
                     Anchorage, Alaska        Cook Inlet Region, Inc. from
                     99503                    1996 to 1998 (Alaska
                                              Native Regional Corporation);
                                              Chairman of Alaska Native
                                              Heritage Center from 1999
                                              to present

James H. Jansen      301 West Northern       President & CEO of Lynden
(Director)            Lights Boulevard        Incorporated (trucking and
                     Anchorage, Alaska        transportation)
                     99503

Donald L. Mellish    301 West Northern       Chairman of the Executive
(Director)            Lights Boulevard        Committee of National Bank
                     Anchorage, Alaska        of Alaska
                     99503

Emil R. Notti        301 West Northern       Consultant with Alaska
(Director)            Lights Boulevard        Native Foundation
                     Anchorage, Alaska
                     99503

Howard R. Nugent     301 West Northern       President of Howdie
(Director)            Lights Boulevard        Homes Inc. (residential
                     Anchorage, Alaska        and commercial construction)
                     99503

Tennys B. Owens      301 West Northern       President of Artique Lt.
(Director)            Lights Boulevard        Gallery (art retail sales,
                     Anchorage, Alaska        marketing and publishing)
                     99503

Eugene A. Parrish,   301 West Northern       Vice President of Holland
 Jr.                  Lights Boulevard        America Cruise Lines since
(Director)           Anchorage, Alaska        1996 (travel); President
                     99503                    of Westmark Hotels, Inc.
                                              (hotel & restaurant manage-
                                               ment)

J. Michael Pate      301 West Northern       President of National Bank
(Director)            Lights Boulevard        of Alaska Insurance
                     Anchorage, Alaska        Services, LLC (insurance)
                     99503

Martin R. Pihl       301 West Northern       Retired since 1995; Acting
(Director)            Lights Boulevard        Executive Director, Alaska
                     Anchorage, Alaska        Permanent Fund Corp. from
                     99503                    1994 to 1995 (investments)

Edward F. Randolph   301 West Northern       President of Edward F.
(Director)            Lights Boulevard        Randolph Ins. Agency, Inc.
                     Anchorage, Alaska        (insurance)
                     99503

Edward B. Rasmuson   301 West Northern       Chairman of the Board of
(Director)            Lights Boulevard        Alaska and of the National
                     Anchorage, Alaska        Bank of Alaska
                     99503

Major General John   301 West Northern       Consulting, Arctic Slope
 Schaeffer (Ret.)     Lights Boulevard        Regional Corporation
(Director)           Anchorage, Alaska        (Alaska Native Regional
                     99503                     Corporation)

Michael K. Snowden   301 West Northern       President of Service
(Director)            Lights Boulevard        Transfer Inc. (fuel
                     Anchorage, Alaska        distribution and
                     99503                    transport services)

Richard Strutz       301 West Northern       President of Alaska and
(Director)            Lights Boulevard        of National Bank of
                     Anchorage, Alaska        Alaska
                     99503

George S. Suddock    301 West Northern       Chairman of Alaska
(Director)            Lights Boulevard        National Corporation
                     Anchorage, Alaska        (insurance)
                     99503

Richard A. Wien      301 West Northern       Chairman & CEO of
(Director)            Lights Boulevard        Floorcraft (floor
                     Anchorage, Alaska        coverings)
                     99503

Sharon Wikan         301 West Northern       Secretary - Treasurer of
(Director)            Lights Boulevard        Hammer & Wikan since 1995
                     Anchorage, Alaska        (retail grocery and general
                     99503                    merchandise); Secretary -
                                              Treasurer of Rock-N-Road
                                              Const. from 1991 to 1995
                                              (road construction)
     RS

     See answers above.

     WGCM

      WGCM is a Texas limited partnership, the principal business of which is buying, selling, exchanging or otherwise acquiring, holding and dealing with securities, including warrants and rights, commodities and commodities futures contracts of every kind and description. The principal business address of WGCM, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to WRG, the sole general partner of WGCM, is set forth below.

     WGCM III

     WGCM III is a Texas limited partnership, the principal business of which is buying, selling, exchanging or otherwise acquiring, holding and dealing with securities, including warrants and rights, commodities and commodities futures contracts of every kind and description. The principal business address of WGCM III, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to WRG, the sole general partner of WGCM III, is set forth below.

     WRG

      WRG's business address is 30 Rockefeller Plaza, Suite 4535, New York, New York 10112, and his present principal occupation or employment at such address is serving as an investment advisor and general partner of WGCM and WGCM III.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS

TF Investors            Other (1)              $    98,518.34

FW Trinity              Other (1)              $ 1,260,355.98

Alaska                  Working Capital (2)    $   339,717.84

WGCM                    Other (1)              $ 5,384,046.66

WGCM III                Other (3)              Not Applicable

        (1) Contributions from partners.

        (2) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares of Stock.

        (3) Shares were received as contributions from The Bass Management Trust, Sid R. Bass Management Trust, Lee M. Bass and Wesley Guylay Capital Management.

Item 4.  PURPOSE OF TRANSACTION.

         By reason of the dissolution of Trinity I Fund, L.P. and its associated entities, and the consequent distribution in kind of the securities held thereby to the applicable equity owners, the previously existing filing group is being, and is hereby, dissolved. Accordingly, Item 4 is hereby amended and restated in its entirety as follows:

          The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Stock on the open market or in private transactions.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

        (a)

Reporting Persons

        TF Investors

        The aggregate number of shares of the Stock that TF Investors owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,860, which constitutes less than 0.1% of the outstanding shares of the Stock.

        FW Trinity

        The aggregate number of shares of the Stock that FW Trinity owns beneficially, pursuant to Rule 13d-3 of the Act, is 87,749, which constitutes approximately 0.4% of the outstanding shares of the Stock.

        Alaska

        The   aggregate  number  of  shares  of  the  Stock  that  Alaska   owns
beneficially, pursuant to Rule 13d-3 of the Act, is 23,652, which constitutes less than 0.1% of the outstanding shares of the Stock.

        WGCM

        The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 488,823, which constitutes approximately 2.0% of the outstanding shares of the Stock.

        WGCM III

        The aggregate number of shares of the Stock that WGCM III owns beneficially, pursuant to Rule 13d-3 of the Act, is 488,483, which constitutes approximately 2.0% of the outstanding shares of the Stock.

Controlling Persons

        TCM

        Because of its position as the sole general partner of TF Investors, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,860 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

        WPH

        Because of his position as (i) the President and sole stockholder of TCM, which is the sole general partner of TF Investors and (ii) President and stockholder of TF-FW, which is the sole general partner of FW Trinity, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 94,609 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

        TF-FW

        Because of its position as the sole general partner of FW Trinity, TF-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 87,749 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

        PS

         Because of his position as a stockholder of TF-FW, which is the sole general partner of FW Trinity, PS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 87,749 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

        RS

        Because of his position as President of Alaska, RS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 23,652 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

        WRG

        Because of his position as the sole general partner of WGCM and of WGCM III, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 977,306 shares of the Stock, which constitutes approximately 3.9% of the outstanding shares of the Stock.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

Reporting Persons

        TF Investors

        Acting through its sole general partner, TF Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,860 shares of the Stock.

        FW Trinity

         Acting through its sole general partner, FW Trinity has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 87,749 shares of the Stock.

        Alaska

         Acting through its President, Alaska has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,652 shares of the Stock.

        WGCM

        Acting through its sole general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 488,823 shares of the Stock.

        WGCM III

        Acting through its sole general partner, WGCM III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 488,483 shares of the Stock.

Controlling Persons

        TCM

        As the sole general partner of TF Investors, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,860 shares of the Stock.

        WPH

        As the President and sole stockholder of TCM, which is the sole general partner of TF Investors, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,860 shares of the Stock. Also, in his capacity as the President and a stockholder of TF-FW, which is the sole general partner of FW Trinity, WPH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 87,749 shares of the Stock.

        TF-FW

        As the sole general partner of FW Trinity, TF-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 87,749 shares of the Stock.

        PS

        In his capacity as a stockholder of TF-FW, which is the sole general partner of FW Trinity, PS has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 87,749 shares of the Stock.

        RS

        In his capacity as President of Alaska, RS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 23,652 shares of the Stock.

        WRG

        Because of his position as the sole general partner of WGCM and of WGCM III, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 977,306 shares of the Stock.

        (c)  See Item 4.

       Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e) On November 30, 1999, the Reporting Persons ceased to be the beneficial owners of 5% or more of the Stock.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

       Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(k)(1)(iii), previously filed.

       Exhibit 99.2 --   Agreement and Power of Attorney pursuant to Rule
13d-1(k)(1)(iii), previously filed.

       Exhibit 99.3 --   Agreement pursuant to Rule 13d-1(k)(1)(iii),
filed herewith.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:     December 3, 1999



                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W.R. Cotham
                                         W.R. Cotham, Vice President


                                     FW TRINITY LIMITED INVESTORS, L.P.,
                                     a Texas limited partnership

                                     By:   TF-FW Investors, Inc.,
                                           a Texas corporation,
                                           General Partner


                                     By: /s/ W. R. Cotham
                                         W. R. Cotham, Vice President


                                     NATIONAL BANCORP OF ALASKA, INC.


                                     By: /s/ Richard Strutz
                                         Richard Strutz, President


                                     /s/ W. R. Cotham
                                     W. R. Cotham, Attorney-in-Fact for:

                                     WESLEY GUYLAY CAPITAL MANAGEMENT,
                                       L.P. (1)
                                     WESLEY GUYLAY CAPITAL MANAGEMENT
                                       III, L.P. (2)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management III, L.P. previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.3  Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.